April 2, 2008

Ms. Jill Davis

Branch Chief

Division of Corporate Finance, Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Farmer Bros. Co.
Form 10-K for Fiscal Year Ended June 30, 2007
File No. 000-01375

Dear Ms. Davis,

To supplement our response letter dated March 12, 2008, we are providing this additional information to aid in your review.  Please note that the numbers referenced below correspond to the comment numbers set forth in your letter of January 31, 2008.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

1.            Please expand your disclosure to include the frequency and amount of dividends declared for the two most recent fiscal years and the subsequent interim period. Additionally, consider indicating your intention to pay dividends in the future, or if no such intention exists, consider stating that fact. Refer to Item 201(c) of Regulation S-K.

a.     Response:  We will expand our future disclosure to include the frequency and amount of any cash dividends declared on our common stock for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented by Article 3 of Regulation S-X.    Assuming there is no subsequent interim period for which financial statements are required to be presented, an example might be as follows:

The following table sets forth, for the periods indicated, the dividends declared and the high and low sales prices of the shares of common stock of the Company as quoted on the NASDAQ National Market.

	Fiscal year ended June 30, 2007			Fiscal year ended June 30, 2006
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$21.13	$20.70	$0.11	$24.98	$19.50	$0.105
2nd Quarter	$21.48	$20.97	$0.11	$22.87	$19.11	$0.105
3rd Quarter	$20.61	$20.23	$0.11	$22.61	$19.31	$0.105
4th Quarter	$22.73	$22.12	$0.11	$23.18	$19.72	$0.105

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies  Self-Insurance Retention, page 14

2.             We note your disclosure of accruals for estimated losses from workers’ compensation self insurance and other self-insured deductible amounts. Please expand your disclosure to include the methods used to determine accruals for other self-insured deductibles (e.g. actuarially-adjusted loss history, event-specific loss estimates, or other methods). Also, please expand your discussion and analysis, as it relates to both workers’ compensation and self-insured deductibles, to include the significant assumptions used in estimating the accrual, and the potential financial statement effect of variability of the estimates. Please refer to Section V of release numbers 33-8350 and 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release 34-48960) located on our website at:
http ://www. sec.gov/rules/interp/33-8350.htm

Response: We will provide additional disclosure in future filings.  An example might be as follows.

Self-Insurance

We are self-insured for California workers’ compensation insurance subject to specific retention levels and use historical analysis to determine and record the estimates of expected future expenses resulting from workers’ compensation claims. Our self-insured California workers’ compensation liability is estimated using historical analysis of payment patterns projecting future liability from date of first payment.  As such, a majority of the Company’s recorded expense for California workers’ compensation is management’s best estimate. The annual loss and allocated loss adjustment expense (ALAE) is net of any reimbursement received from the Company’s insurers for claims in excess of the self-insurance retention.

Management believes that the amount accrued is adequate to cover all known claims at June 30, 2007.  If the actual costs of such claims and related expenses exceed the amount estimated, additional reserves may be required which could have a material negative effect on operating results. If our estimate were off by as much as 15%, the reserve could be under or overstated by approximately $656,000 as of June 30, 2007.

Estimated Company liability resulting from our general liability policies, within our deductible limits, is accounted for by specific identification. Large losses have historically been infrequent, and the lag between incurred but not reported claims his historically been short.  Once a potential loss has been identified, the case is monitored with our risk manager to try and determine a likely outcome.  Lawsuits arising from injury that are expected to reach our deductible are not reserved until we have consulted with legal counsel, become aware of the likely amount of loss and determined  when payment is expected.

The estimated liability related to our self-insured group medical insurance is recorded  on an incurred but not reported basis, within deductible limits,  based on actual claims and the average lag time between the date insurance claims are filed and the date those claims are paid.

Critical Accounting Policies - Retirement Plans, page 14

3.             We note your disclosure of significant assumptions in relation to your retirement plan valuations, including the discount rate and the estimated return on plan assets. Due to the nature of these estimates, please expand your Management’s Discussion and Analysis to quantify, within a reasonable range of outcomes for these estimates, the impact that could result from variability in the estimates. Please refer to Release 34-48960.

Response: We will provide additional disclosure in future filings. An example might be as follows.

The following chart quantifies the effect on the projected benefit obligation and the net periodic benefit cost of a change in the discount rate assumption, and the impact on the net periodic benefit cost of a change in the assumed long term rate of return.

(in thousands)
Discount Rate	5.50%	Actual 6.0%	6.50%
2008 net periodic benefit cost	$(3,557)	$(512)	$(656)
Projected benefit obligation	$89,213	$83,576	$78,491

Long Term Rate of Return	7.75%	Actual 8.25%	8.75%
2008 net periodic benefit cost	$(42)	$(512)	$(981)

Company Pension Plans, page 31

16.            Please expand your disclosure to include a reconciliation of the beginning and ending balances of the projected benefit obligation, identifying each appropriate component of the change, for each year a balance sheet is presented. Refer to paragraph 5.a of FAS 132R.

Response: We will provide the additional disclosure in future filings.  Please see the attached Pension Plan Tables for a sample.

17.            Please expand your disclosure to include a reconciliation of the beginning and ending balances of the fair value of the plan assets, identifying each appropriate component of the change, for each year a balance sheet is presented. Refer to paragraph 5.b of FAS 132R.

Response: We will provide the additional disclosure in future filings.  Please see the attached Pension Plan Tables for a sample.

18.            Please expand your disclosure to include the location of the amounts recognized in the balance sheet related to the funded status of the plan, including the current arid non-current portions, at each balance sheet date presented. Refer to paragraph 5.c of FAS 132R and paragraph E.l.c of FAS 158.

Response: We will provide the additional disclosure in future filings.  Please see the attached Pension Plan Tables for a sample.

Post Retirement Benefits, page 33

19.            Please expand your disclosure to include your assumptions regarding discount rates and health care cost trend rates used in deriving your APBO. Refer to paragraphs 5.j and 5.1 of FAS 132R.

Response: We will provide this additional disclosure in future filings.  Please see the attached Pension Plan Tables for a sample.

If you have any further questions please contact me directly at 310-787-5241 or through my assistant Amy Clark at 310-787-5242.

Sincerely,
FARMER BROS. CO.

/s/ John E. Simmons
John E. Simmons
Treasurer and Chief Financial Officer

Att:	Pension Plan Tables
Cc:	James Giugliano
John Anglin
Patrick Niemann

Pension Plan Tables

Comments 16, 17 and 18:

Obligations and Funded Status

	Farmer Bros. Plan			Brewmatic Plan
	Years ended June 30,			Years ended June 30,
	2007	2006		2007	2006
	(In thousands)			(In thousands)
Change in projected benefit obligation
Benefit obligation at the beginning of the year	$77,896	$82,955		$3,456	$3,888
Service cost	2,053	2,756		41	58
Interest cost	4,759	4,310		209	200
Plan participant contributions	189	235		0	(459)
Actuarial (gain)/loss	2,095	(9,194)		49	(230)
Benefits paid	(3,416)	(3,167)		(229)	0
Projected benefit obligation at the end of the year	$83,576	$77,895		$3,526	$3,457

Change in plan assets
Fair value in plan assets at the beginning of the year	$84,960	$80,874		$3,697	$3,584
Actual return on plan assets	13,823	7,018		583	319
Employer contributions	0	0		26	24
Plan participant contributions	189	235		0	0
Benefits paid	(3,415)	(3,167)		(229)	(230)
Fair value in plan assets at the end of the year	$95,557	$84,960		$4,077	$3,697

Funded status at end of year (underfunded)/overfunded	$11,981	$7,064		$551	$241

Amounts recognized in statement of financial position
Noncurrent assets	$11,981	N/A	*	$551	N/A	*
Current liabilities	0	N/A	*	0	N/A	*
Noncurrent liabilities	0	N/A	*	0	N/A	*
Total	$11,981	N/A	*	$551	N/A	*

* These items are new this year due to the application of SFAS 158.  Retrospective application is not required.

Comment 19:

	2007	2006	2005
Discount rate	6.44%	6.25%	5.30%
Initial medical rate trend	9.00%	9.00%	10.00%
Ultimate medical trend rate	5.50%	5.50%	5.50%
Number of years from initial to ultimate trend rate	6	6	6

Attachment